Exhibit 99.4

Crowe Chizek and Company LLC	330 East Jefferson Boulevard
Member Horwath International	Post Office Box 7
South Bend, Indiana 46624-0007
Tel 574.232.3992
Fax 574.236.8692
www.crowechizek.com

April 22, 2005

Mr. Donald J. Stephens
President & CEO
Wauwatosa Savings Bank
11200 West Plank Road
Wauwatosa, WI 53226

Dear Mr. Stephens:

This letter confirms the arrangements for Crowe Chizek and Company LLC (“Crowe Chizek”) to provide the professional services discussed in this letter to Wauwatosa Savings Bank. The attached Crowe Chizek Engagement Terms is an integral part of this letter and its terms are incorporated herein.

SERVICES TO BE PROVIDED

Crowe Chizek will provide conversion agent services to address the following requirements:

1.	Data Extraction and Verification[1]

2.	Consolidation of Account Data

3.	Blue Sky Laws Supporting Information

4.	Coordination with financial printers to accomplish proxy, proxygram and stock order form imprinting services. Forms/card stock are provided by the financial printer.

5.	“Telematch” Telephone Number Lookup (if needed, to assist with solicitation efforts and sufficient phone numbers are unavailable). Telematch is a vendor with access to millions of phone numbers through

[1]	All fees are based upon processing of information as of a test date if necessary, and for three key dates; the Eligibility Record Date, Supplemental Eligibility Record Date and Voting Record Date. Changes to these dates resulting in the need for duplicate or replacement processing, or the inability of to provide the necessary information as of these key dates, in an acceptable format, will result in additional fees. warrants the information provided to be accurate and Crowe Chizek has no requirement to make any independent verification thereof. In the event one of the key dates should change, requiring replacement processing to be performed, an additional processing fee of $ will be charged.

nationwide directory services, and can normally provide phone numbers for approximately 50% of the addresses provided to them.

6.	Proxy and Stock Solicitation Reports as Needed

7.	Subscription Category Analysis Tools (software)

8.	Use and support of Crowe Chizek’s StockTab Proxy Tabulation and Stock Subscription Management Software on-site at Wauwatosa Savings Bank’s stock information center

9.	Transfer Agent Certificate Data on Magnetic Media

10.	Interest and Refund Calculations and Check Imprinting (using checks provided by Wauwatosa Savings Bank)

11.	Imprinting of 1099-INT Forms for mailing by Wauwatosa Savings Bank, and Magnetic Media Reporting to the IRS (subscribers earning $10 or more, consolidated by Tax Identification Number)

12.	Support for Ad-hoc subscription reporting requests

13.	Inspector of Election for the Special Meeting of Members

For more detail on each of the services outlined above, please refer to the accompanying Description of Conversion Agent Services.

ALLOCATION AND RESOLICITATION SERVICES

Allocation Assistance

Crowe Chizek will provide our proprietary StockTab software solution for use on-site at the stock information center to manage the subscription offering. Extensive capabilities are built in to the software to support activities necessary to accomplish final share allocations in the event of an over-subscription. Crowe Chizek will provide support services, from our offices in South Bend, Indiana, as needed to assist with any necessary stock allocation processing (in case of over subscription) at no additional fee.

Resolicitation Assistance

Should resolicitation be necessary for any reason, Crowe Chizek will provide support services as needed. Any necessary resolicitation services will be billed in addition to the fee quoted above, and will be provided on a time and materials basis at established billing rates.

FEES AND EXPENSES

Our fee for conversion agent services will be $71,250. Twenty-five percent of the fee will be invoiced following receipt of a signed engagement letter, with monthly progress bills being provided thereafter.

This fee is exclusive of expenses, which will be billed separately. Typical expense items include Fedex charges, travel related expenses, licensing of software for use in the stock center (approximately $100 per user), 1099-INT forms, clerical support services, cellular or home phone charges related to support issues, imprinting of mailing materials if not provided by the financial printer, etc. The cost for our imprinting services is $40 per thousand forms imprinted (forms are provided by the financial printer).

We believe you will find our fee to be based upon reasonable expectations of the work required. Of course, should we encounter a situation that would significantly alter our expectations, we would discuss with you any required changes in effort and fees before proceeding.

* * * * *

Managing a successful conversion is a significant task, requiring the efforts of many skilled individuals. Crowe Chizek has the proven experience, audit discipline and sophisticated information processing capabilities necessary to fulfill the requirements of this key role in your conversion process. We will call you after you review this engagement letter to further discuss our services and to offer our suggestions for the efficient processing of your conversion effort. Of course, should you have any questions regarding the enclosed information, or if we can be of service in any way, please don’t hesitate to call.

This engagement letter and the attached Crowe Chizek Engagement Terms reflect the entire agreement between us relating to the services covered by this letter. This agreement may not be amended or varied except by a written document signed by both parties. It replaces and supersedes any previous proposals, correspondence, and understandings, whether written or oral. The agreements of Wauwatosa Savings Bank and Crowe Chizek contained in this engagement letter shall survive the completion or termination of this engagement. If any term hereof is found unenforceable or invalid, this shall not affect the other terms hereof, all of which shall continue in effect as if the stricken term had not been included.

If the terms of this letter and the attached Crowe Chizek Engagement Terms are acceptable to you, please authorize us to proceed by completing the acceptance section below and returning a signed copy of this letter via facsimile to my attention at
(574) 236-7606. If you have any questions, please call me at (574) 236-7670.

Sincerely,

/s/ Allan D. Jean	/s/ Craig D. Sullivan
Allan D. Jean	Craig D. Sullivan
Executive	Executive

cc: Douglas L. Reidel — Keefe, Bruyette and Woods

Accepted for Wauwatosa Savings Bank:

By:	/s/ Richard C. Larson

Title:	CFO

Date:	5/5/05

CROWE CHIZEK ENGAGEMENT TERMS

We want you to understand the basis under which we offer our services to you and determine our fees, as well as to clarify the relationship and responsibilities between your organization and ours. These terms are part of our engagement letter and apply to all future services, unless a specific engagement letter is entered into for those services.

YOUR ASSISTANCE — For us to provide our services effectively and efficiently, you agree to provide us timely with the information we request and to make your employees available for our questions. The availability of your personnel and the timetable for their assistance are key elements in the successful completion of our services and in the determination of our fees. Completion of our work depends on appropriate and timely cooperation from your personnel; complete, accurate and timely responses to our inquiries; and timely communication by you of all significant accounting and financial reporting matters of which you are aware. If for any reason this does not occur, a revised fee to reflect the additional time or resources required by us will be mutually agreed upon, and you agree to hold us harmless against all matters that arise in whole or in part from any resulting delay.

If circumstances arise that, in our professional judgment, prevent us from completing this engagement, we retain the right to take any course of action permitted by professional standards, including declining to express an opinion or issue other work product, or withdrawing from the engagement.

SOFTWARE USAGE — If in connection with the services described in this document, we need to use software that requires separate licensing, separate software licensing and maintenance and support agreements will be provided and must be executed before we begin our work.

CONFIDENTIALITY — We will maintain the confidentiality of your confidential information in accordance with professional standards. You agree not to disclose any confidential material you obtain from us without our prior written consent, except to the extent such disclosure is an agreed objective of this engagement. Your use of our work product shall be limited to its stated purpose and to your business use only. We retain the right to use the ideas, concepts, techniques, industry data, and know-how we use or develop in the course of the engagement. You agree to the use of fax, email, and voicemail means to communicate both sensitive and non-sensitive matters with you.

CONSUMER PRIVACY — In order to provide the services called for in this engagement, you may be disclosing to us certain nonpublic personal information regarding your accounts, customers, and consumers. To the extent permitted by law, we will not disclose any such nonpublic personal information except to you and our employees and agents. However, in circumstances that fall under an exception in the regulations “Privacy of Consumer Financial Information” implementing the Gramm-Leach-Bliley Act, we may disclose or use such nonpublic personal information in the ordinary course of business to carry out the services in this engagement.

CHANGES – We may periodically communicate changes in laws, rules or regulations to you. However, you have not engaged us to and we do not undertake an obligation to advise you of changes in laws, rules, regulations, industry or market conditions, your own business practices, or other circumstances, except to the extent required by professional standards.

PUBLICATION — You agree to obtain our specific permission before using our report or our firm’s name in a published document, and you agree to submit to us copies of such documents to obtain our permission before they are filed or published.

LIMIT OF LIABILITY – We agree to provide our services with due care as required by our profession’s Code of Professional Conduct, so the provisions of this section establishing a limit of liability will not apply if, as determined in a judicial proceeding, we performed our services with gross negligence or willful misconduct. However, our engagement with you is not intended to shift risks normally borne by you to us. With respect to any services or work product or this engagement in general, the liability of Crowe Chizek and its personnel shall not exceed the fees we receive for the portion of the work giving rise to liability nor include any special, consequential, incidental, or exemplary damages or loss nor any lost profits, savings, or business opportunity. A claim for a return of fees paid shall be the exclusive remedy for any damages. This limitation of liability is intended to apply to the full extent allowed by law, regardless of the grounds or nature of any claim asserted. This limitation of liability shall also apply after termination of this agreement.

INDEMNIFICATION FOR THIRD PARTY CLAIMS – We accept responsibility for our actions, so the provisions of this section for indemnification will not apply if, as determined in a judicial proceeding, we performed our services with gross negligence, or with willful misconduct. However, our engagement with you is not intended to shift risks normally borne by you to us. In the event of a legal proceeding or other claim brought against us by a third party you agree to indemnify and hold harmless Crowe Chizek and its personnel against all costs, fees, expenses, damages, and liabilities, including defense costs and legal fees, associated with such third-party claim arising from or relating to any services or work product that you use or disclose to others, or this engagement generally. This indemnification is intended to apply to the full extent allowed by law, regardless of the grounds or nature of any claim asserted. This indemnification shall also apply after termination of this agreement.

RESPONSE TO LEGAL PROCESS – If we are requested by subpoena, other legal process, or other proceedings to produce documents pertaining to you, and we are not a named party to the proceeding, you will reimburse us for our professional time, plus out-of-pocket expenses, as well as reasonable attorney fees we incur in responding to such request.

MEDIATION – In the unlikely event that a dispute arises out of this engagement, and it cannot be settled through negotiation, you and we agree to try in good faith to settle the dispute by non-binding mediation administered by the American Arbitration Association under its mediation rules for professional accounting and related services disputes, before resorting to litigation. Both parties shall share mediation costs equally.

JURY TRIAL — In the unlikely event that differences concerning our services or fees arise between us that are not resolved by mutual agreement or mediation, you and we agree to waive a trial by jury to facilitate judicial resolution and save time and expense of both parties.

LEGAL AND REGULATORY CHANGE – The scope of services and fees for the services covered by the accompanying letter are based on current laws and regulations. If changes in laws or regulations change your requirements or the scope of our work, you and we agree that our fees will be modified to a mutually agreed upon amount to reflect the changed level of our effort.

NON-SOLICITATION – You and we acknowledge the importance of retaining key personnel. Accordingly, both parties agree that during the period of this agreement and for one year after its expiration or termination, neither party will solicit any personnel of the other party for employment without the written consent of the other party. If an individual becomes an employee of the other party, the other party agrees to pay a fee equal to the individual’s compensation for the prior full twelve-month period to the original employer.

AFFILIATES — Crowe Chizek and Company LLC (Crowe Chizek) is a member of Horwath International Association, a Swiss association (Horwath). Each member firm of Horwath is a separate and independent legal entity. Crowe Chizek and its affiliates are not responsible or liable for any acts or omissions of any other member of Horwath and hereby specifically disclaim any and all responsibility or liability for any acts or omissions of any other member of Horwath.